Exhibit 97.1

EXECUTIVE REMUNERATION CLAWBACK POLICY

1	PURPOSE

1.1

The purpose of this policy (this “Clawback Policy”) is to set out the basis for the mandatory recovery of erroneously awarded Incentive-Based Compensation (as defined below) from Executives (as defined below) of Banco Macro S.A. (the “Company”, together with its subsidiaries, the “Group”) in the event of a Restatement (as defined below) that affects the amount of the awarded compensation.

1.2

The Corporate Governance and Appointments Committee (the “Committee”) has adopted this Clawback Policy in accordance with the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual, which was mandated by Rule 10D-1 of the Securities Exchange Act of 1934 (the “Exchange Act”).

1.3

This Clawback Policy may be amended from time to time by the Incentives Committee (the “Incentives Committee”) in accordance with any laws, regulations or rules of the U.S. Securities and Exchange Commission (the “SEC”), the NYSE, the Argentine Civil and Commercial Code, any other law or executive order of the Republic of Argentina and/or any regulation issued by the Argentine Stock Exchange (the “CNV”) and/or the Argentine Central Bank and/or any other relevant supervisory authority with respect to the Company and/or the Group, and/or any other regulation or rule by any stock exchange on which the Company’s securities are listed or by any other regulatory authority applicable to the Company, the Group or the Executive (as defined below) (the “Applicable Law”). Applicable Law includes Section 304 of the US Sarbanes-Oxley Act of 2002.

2	APPLICABILITY

2.1

This Clawback Policy applies to any current or future executive officer, that the Committee determines to be an executive officer in accordance with the definition set forth in Section 303A.14 of the NYSE Listed Company Manual (each an “Executive”). Executives of the subsidiaries of the Company are deemed to be Executives of the Company if they perform such policy making functions for the Company. Individuals will be notified as soon as practicable after becoming or being determined to be an Executive and will also be notified about the scope of this Clawback Policy.

2.2

Remuneration shall be subject to recovery pursuant to this Clawback Policy when: (i) the Incentives Committee determines that such remuneration constitutes an Incentive-Based Compensation (as defined below); and (ii) the remuneration was Received (as defined below) by an Executive:

2.2.1	after beginning their services as an Executive;

2.2.2	who has served as an Executive at any time during the Recovery Period (as defined below) for that Incentive-Based Compensation;

2.2.3	while the Company has a class of securities listed on the NYSE, another national securities exchange or a national securities association in the United States; and

2.2.4	during the Recovery Period (as defined below);

provided that this Clawback Policy shall only apply to Incentive-Based Compensation Received from (and including) October 2, 2023 (the “Effective Date”).

2.3	This Clawback Policy shall be applicable to an Executive following any termination of their office or employment.

2.4

This Clawback Policy will be notified to Executives through any means determined by the Incentives Committee. Executives will also be notified of any significant amendments to this Clawback Policy and how such amendment may affect their compensation.

3	RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION

3.1

In the event that the Company is required to prepare an accounting restatement due to a material noncompliance of the Company with any financial reporting requirement under Applicable Law (a “Restatement”), including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Incentives Committee shall recover the amount of Incentive-Based Compensation Received by an Executive in the Recovery Period that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by the Executive had such remuneration been determined based on the restated amounts, computed without regard to any taxes/duties/contributions/levies (“Taxes”) paid or payable (“Recoverable Amount”). The Recoverable Amount shall not exceed the differential between the amount of Incentive-Based Compensation paid to such Executive in connection with the Restatement and the amount of Incentive-Based Compensation that would have been paid to such Executive had the Restatement not occurred (in each case without regard to any Taxes paid or payable). Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure performance goal, the Incentives Committee shall first determine the portion of the original Incentive-Based Compensation based on or derived from the Financial Reporting Measure that was restated. The Incentives Committee shall then recalculate the affected portion based on the Financial Reporting Measure as restated, and recover the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the restatement. In calculating the Recoverable Amount, the Incentives Committee may, in its sole and absolute discretion, consult with legal advisers and other experts it retains to assist in such calculations.

3.2

Whether a Restatement has occurred for the purposes of this Clawback Policy shall be confirmed by the Incentives Committee, which shall rely on any decision in this respect of the Audit Committee or the body or bodies responsible for the restatement of the financial statements.

3.3

The Recovery Period shall mean the period of three full financial years of the Company preceding the Restatement Date (as defined below) and any transition period that results from a change in the Company’s financial year within or immediately following such period (the “Recovery Period”). If the transition period is a period of 9 to 12 months, it will be considered a full year for the purpose of applying the 3-year review period requirement.

3.4

For Incentive-Based Compensation based on share price or total shareholder return, where the Recoverable Amount is not subject to mathematical recalculation directly from the information in the Restatement, the Recoverable Amount will be determined by the Incentives Committee based on the Incentives Committee’s reasonable estimate of the effect of the Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE, if required.

3.5	Following a Restatement, the Incentives Committee shall:

3.5.1	determine the Recoverable Amount in accordance with Section 3.1 of this Clawback Policy; and

3.5.2

to the extent the Recoverable Amount has been Received by an Executive, instruct the Company to recover the full Recoverable Amount reasonably promptly in accordance with Section 3.6 of this Clawback Policy; or

3.5.3	to the extent the Recoverable Amount has not been Received, but is otherwise owed to an Executive, cancel within a reasonable time the right of such Executive to receive the Recoverable Amount.

3.6

To the extent permitted by Applicable Law, the Incentives Committee may seek to recoup Recoverable Amounts by all legal means available, including but not limited to, by requiring any affected Executive to repay such amount to the Company, by set-off, by reducing future remuneration of such affected Executive, or by such other means or combination of means as the Incentives Committee, in its sole and absolute discretion, deems appropriate.

3.7

Recoupment of the Recoverable Amount under this Clawback Policy will be initiated by the Company as soon as practicable following the written resolution of the Incentives Committee, and provided that the Incentives Committee has determined that (i) the assumptions provided for in section 3.5 are met and does not apply an exception of impracticability to the recovery obligation, in accordance with the terms of Section 4., and (ii) such recovery is permitted by Applicable Law as per the terms of Section 3.6;

3.8	All Recoverable Amounts pursuant to this Clawback Policy shall be payable by the Executive to the Company (or as the Company directs) and shall be payable immediately upon demand.

3.9	For purposes of this Clawback Policy:

3.9.1

“Incentive-Based Compensation” means any remuneration that is granted, earned, or vested/released based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is based in part upon the attainment of a Financial Reporting Measure if such compensation is subject to multiple conditions, one or more, but not all, of which are Financial Reporting Measures. Examples of Incentive-Based Compensation include, but are not limited to: (i) non-equity incentive plan awards earned wholly or in part by satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a “bonus pool”, the size of which is determined wholly or in part by satisfying a Financial Reporting Measure performance goal; (iii) other cash awards based wholly or in part by satisfying a Financial Reporting Measure performance goal; (iv) restricted shares, restricted share units, performance share units, stock options and stock appreciation rights that are granted or become vested/released based wholly or in part on satisfying a Financial Reporting Measure performance goal; and (v) proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested/released based wholly or in part on satisfying a Financial Reporting Measure performance goal.

Incentive-Based Compensation includes any compensation that is granted, earned, or vested based, wholly or partially, upon the attainment of a Financial Reporting Measure (by way of example, in section 3.9.1 above, some examples have been listed).

Examples of remuneration that is not Incentive-Based Compensation for this purpose include, but are not limited to: (i) an Executive’s salary; (ii) bonuses paid solely at the discretion of the Incentives Committee that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal; (iii) bonuses paid solely upon satisfying one or more subjective standards (e.g. demonstrated leadership) and/or completion of a specified employment period; (iv) non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or divestiture), or operational measures (e.g., completion of a project, increase in market share); and (v) equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting/release is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures.

3.9.2

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (or any other accounting principles used to prepare the Group’s financial statements from time to time), and any measure derived wholly or in part from such measure, including non-IFRS financial measures (as well as other measures, metrics and ratios that are non-IFRS measures). The term “Financial Reporting Measure” includes stock price and total shareholder return. Financial Reporting Measures may be presented outside the Company’s financial statements. In the event that the Company is forced to carry out an accounting restatement, the calculation of the amount to be recovered from the erroneously awarded incentive-based compensation, in accordance with point 3.1 above, will be carried out based on locally issued financial statements presented to the CNV.

3.9.3

“Received”: Incentive-Based Compensation is deemed Received in the Company’s financial period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of the financial period in which the Financial Reporting Measure is attained. For the avoidance of doubt, an Executive receives the Incentive-Based Compensation even when the Executive has established only a contingent right to payment at that time. Acts or other conditions necessary to effect issuance or payment, such as calculating the amount earned or obtaining Incentives Committee’s approval of payment do not affect the determination of the date Received. In the case of awards subject to multiple conditions, not all conditions must be satisfied for the Incentive-Based Compensation to be deemed Received. The Incentives Committee shall have the discretion to determine when the Incentive-Based Compensation was Received, and such determination need not be uniform across the type of Incentive-Based Compensation or for all Executives.

3.9.4

“Restatement Date” means the date on which the Company is required to prepare a Restatement, which is the earlier to occur of: (i) the date on the Audit Committee CNV/SEC or the Incentives Committee or the body or bodies responsible for the Restatement, as appropriate, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator or other legal authorised body directs the Company to prepare a Restatement.

4	IMPRACTICABILITY EXCEPTION TO RECOVERY OBLIGATION

4.1

The Company must recover the Recoverable Amount in compliance with this Clawback Policy except to the extent that the conditions set out in 4.2.1 or 4.2.2 of this Clawback Policy are met and the Incentives Committee determines, in its sole discretion, that recovery would be impracticable.

4.2	The Incentives Committee may determine that a recovery is impracticable only if:

4.2.1

following a reasonable attempt to recover the Recoverable Amount, the Incentives Committee determines, in its sole discretion, that the direct expense that would need to be paid to a third party to assist in enforcing this Clawback Policy would exceed the Recoverable Amount. The Company must document such reasonable attempt(s) to recover and provide that documentation to the NYSE if required; or

4.2.2

recovery would violate any Applicable Law of the Republic of Argentina, in case such law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any Recoverable Amount based on a violation of the law of Republic of Argentina, the Company must obtain a legal opinion of a prestigious law firm in Argentina, and acceptable to the NYSE, that recovery would result in such a violation and provide such opinion to the NYSE.

4.3

In determining whether a recovery would be impracticable due to costs in accordance with 4.2.1 above, the only criteria that the Incentives Committee may consider is whether the direct costs, such as reasonable legal expense and consulting and/or judicial recovery fees, amongst others, paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount. Indirect costs, such as reputational concerns or the effect on hiring of new Executives, amongst others, may not be considered when determining whether recovery is impracticable.

5	INDEMNIFICATION AND INSURANCE

5.1

The Group is prohibited from insuring or indemnifying any Executive against the loss of erroneously awarded remuneration as set forth in this Clawback Policy. If an Executive purchases a third-party insurance policy to fund potential recovery obligations, the Company is prohibited from paying or reimbursing the Executive for premiums for such an insurance policy.

6	OTHER RECOVERY RIGHTS

6.1

Any right of recovery under this Clawback Policy applies in addition to (and without limiting) any other remedies and/or rights to reduce, cancel or recover any elements of remuneration (or similar) that may be available to any member of the Group pursuant to any remuneration policy (including any further clawback policies) operated by any member of the Group, the terms of any incentive plans or awards operated by any member of the Group, any employment agreement, any other terms and conditions and/or Applicable Law applicable to any Executive, in each case from time to time in force, and/or pursuant to any other legal remedies available to any member of the Group. Recovery (or similar) may be applied pursuant to this Clawback Policy and any such other policies, plans, awards, agreements, terms, conditions, Applicable Laws or similar in respect of the same award of remuneration, provided that there shall be no duplication of recovery.

7	DISCLOSURE

7.1	In the event of any Restatement, the Company shall disclose certain information in its annual report on Form 20-F, as required by Form 20-F. This information shall include, without limitation:

7.1.1	the date on which the Company was required to prepare the Restatement;

7.1.2	the aggregate Recoverable Amount (in US dollars), including an analysis of how the Recoverable Amount was calculated, or, if not determined, an explanation of the reasons;

7.1.3

any estimates used to determine the Recoverable Amount for Financial Reporting Measures related to share price or total shareholder return and an explanation of the methodology used for such estimates;

7.1.4

any required details of Recoverable Amounts that remain outstanding (on an aggregate, individual, group or other basis, as required) and for which recovery has been forgone due to impracticability and the reasons why, for the relevant annual report on Form 20-F and otherwise pursuant to the requirements of any other annual report or statement it is obligated to prepare and file under the Exchange Act.

7.2

This Clawback Policy shall be filed as an exhibit to the first annual report on Form 20-F that the Company is required to file under the Exchange Act after the adoption of this Clawback Policy. If this Clawback Policy is amended, the amended policy shall be filed as an exhibit to the first annual report on Form 20-F that the Company is required to file under the Exchange Act after such amendment.

8	ADMINISTRATION AND OPERATION

8.1

The Incentives Committee has the exclusive power and full and final authority to: (i) administer this Clawback Policy, including, without limitation, the right and power to interpret the provisions of this Clawback Policy; (ii) make all determinations deemed necessary or advisable in applying this Clawback Policy (which in every case shall be made at the Incentives Committee’s absolute discretion, without this being limited by references in certain clauses but not others to a discretion being absolute), including, without limitation, determinations as to: (a) what constitutes Incentive-Based Compensation, a Recoverable Amount or other remuneration; (b) that a Restatement has occurred (in reliance on any decision in this respect of the Audit Committee CNV/SEC or the body or bodies responsible for the Restatement); and (c) whether a recovery is impracticable; and (iii) delegate any power or discretion under this Clawback Policy to such person or persons as it may determine (and in which case this Clawback Policy shall be applied accordingly). The Incentives Committee may delegate administrative duties with respect to this Clawback Policy to one or more officers or employees of the Company.

8.2	Any action, interpretation or determination taken or made by the Incentives Committee pursuant to this Clawback Policy will be final, conclusive and binding.

8.3

From and after the adoption of this Clawback Policy, each award agreement or other document setting forth the terms and conditions of any annual incentive or other performance-based award granted to an Executive shall include a provision incorporating the requirements of this Clawback Policy.

9	GENERAL

9.1

Any provision in this Clawback Policy can apply even if the Executive was not responsible for the Restatement in question or if it took place before the grant and/or vesting/release of any remuneration which is subject to recovery.

9.2	The means of recovery can be different for different Executives in relation to the same or different events depending on the particular facts and circumstances of the Executive and its remuneration.

9.3	An Executive will not be entitled to any remuneration or compensation from the Group in respect of any application of this Clawback Policy.

9.4

The remedy specified in this Clawback Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or a member of the Group.

9.5	The terms of this Clawback Policy shall apply regardless of any agreement, undertaking or suggestion (or similar), whether or not contractual, that any remuneration shall not be subject to recovery.

9.6	The invalidity or unenforceability of any provision of this Clawback Policy shall not affect the validity or enforceability of any other provision.

9.7	Argentine law governs this Clawback Policy and its construction. The Argentine courts have non-exclusive jurisdiction in respect of disputes arising under or in connection with this Clawback Policy.

9.8

References in this Clawback Policy to the phrase “including” (or similar) shall not limit or prejudice the generality of the following words (without this being limited by such references in some clauses but not others).